

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2010

David S. Huffman
Chief Financial Officer
TFS Financial Corporation
7007 Broadway Avenue
Cleveland, Ohio 44105

>   **Re: TFS Financial Corporation**
>   **Form 10-K for Fiscal Year Ended September 30, 2009**
>   **Form 10-Q for Fiscal Quarter Ended December 31, 2009**
>   **File No. 001-33390**

Dear Mr. Huffman:

We have completed our review of your filings and do not have any further comments at this time.

>   Sincerely,

>   John A. Spitz
>   Staff Accountant